UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

EL CAPITAN PRECIOUS METALS, INC.

 (Name of Issuer)

Common Stock

 (Title of Securities)

282812 10 6

 (CUSIP Number)

Michael K. Hair, Esq.
7407 East Ironwood Court
Scottsdale, Arizona 85258
480-443-9657

 (Names, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2003

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.12d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

SCHEDULE 13D
CUSIP NO. 282812 10 6

1.	Name of Reporting Person, I.R.S. Identification No. of above person GOLD & MINERALS CO., INC.; 52-0983735

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 30,225,000 * 8. Shared Voting Power: -0- 9. Sole Dispositive Power: 30,225,000 * 10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,225,000 *

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 66.1%

14.	Type of Reporting Person CO
* After adjustment for 200% stock dividend effective July 30, 2004

Page 2 of 5 pages

Item 1.    Security and Issuer.

Common Stock

El Capitan Precious Metals, Inc.
10876 E. Tierra Drive
Scottsdale, Arizona 85259

Item 2.   Identity and Background.

(a)	Gold & Minerals Co., Inc.
(b)	P. O. Box 5148, Scottsdale, Arizona 85261
(c)	Not applicable.
(d)	No
(e)	No
(f)	Not applicable.

Item 3.    Source and Amount of Funds or Other Consideration.

No funds were needed for purchase of shares; interest in precious metals mining properties were transferred to El Capitan in exchange for shares.

Page 3 of 5 pages

Item 4.    Purpose of Transaction.

The purpose of this transaction was for El Capitan to acquire some assets which have the potential to generate revenue.

(a)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
(i)	Not applicable.
(j)	Not applicable.

Item 5.    Interest in Securities of the Issuer.

(a)	30,225,000 shares (after adjustment for July 30, 2004 200% stock dividend) equals 66.1% of the outstanding shares.
(b)	30,225,000 shares with sole voting and sole dispositive power.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With
         Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLD & MINERALS CO., INC.

Date: September 24, 2004	By:	/s/ Larry Lozensky
Larry Lozensky, President

Page 5 of 5 pages